

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 31, 2017

Via E-mail
James A. Simms
Chief Financial Officer
Vicor Corporation
25 Frontage Road
Andover, Massachusetts 01810

  Re: Vicor Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 7, 2017
    File No. 000-18277

Dear Mr. Simms:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant
        Office of Electronics and Machinery